Management
Proxy
Circular

August 14, 2006

MANAGEMENT SOLICITATION

This management proxy circular is furnished to the shareholders in connection with the solicitation of proxies by and on behalf of the management of Medicure Inc. (the “Corporation”) for use at the annual meeting (the “Meeting”) of the shareholders of the Corporation to be held at TSX Broadcast Centre gallery, 130 King street West, Toronto, Ontario on Wednesday, October 11, 2006 at 4:30 p.m. ( Toronto time) for the purposes set out in the notice of the Meeting (the “Notice of Meeting”). this solicitation is made by the management of the Corporation.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of soliciting proxies will be borne by the Corporation.

 Except as otherwise stated, the information contained herein is given as of August 14, 2006.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy, Dr. Albert D. Friesen, President, Chairman, Chief Executive Officer (or “CEO”) and a director of the Corporation, and Derek G. Reimer, CA, Chief Financial Officer and Secretary of the Corporation (the “Management Designees”), have been selected by the directors of the Corporation and have indicated their willingness to represent as proxies the shareholders who appoint them.

A shareholder has the right to designate a person or company (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person or company to be designated and striking out the names of the Management Designees, or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain his or her consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In accordance with section 148(4) of the Canada Business Corporations Act, in addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at 30th Floor, 360 Main Street, Winnipeg, Manitoba, R3C 4G1.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted in accordance with the specification so made. If a choice is not specified, it is intended that the person designated by management of the Corporation in the accompanying proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy.

The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders due to the fact that the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person (the “Non-Registered Holder”) is not a registered shareholder in respect of shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRsPs, RRIFs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for securities Limited (“CDs”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this management proxy circular and the proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

 Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In such instance, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

The proxy authorization form typically consists of a one page pre-printed form. However, on occasion, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for that form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions, affix it to the form of proxy, properly complete and return the signed form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. 3 In either case, the purpose of this procedure is to permit Non-Registered Holders to effectively direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

AUTHORIZED CAPITAL, VOTING SHARES
AND PRINCIPAL HOLDERS THEREOF

A.        Description of Share Capital

I.	COMMON SHARES

The Corporation is currently authorized to issue an unlimited number of common shares without nominal or par value of which, as at August 14, 2006, 96,101,465 common shares are issued and outstanding as fully paid and non assessable. The common shares of the Corporation are listed for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “Amex”). The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

II.	CLASS A COMMON SHARES

The Corporation is currently authorized to issue an unlimited number of Class A common shares without nominal or par value. As at the date hereof, there are no Class A common shares issued and outstanding as fully paid and non assessable. The holders of Class A common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of common shares.

III.	PREFERRED SHARES

The Corporation is also authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of the Corporation who also may fix the designations, attaching to the shares of each series of preferred shares. As at the date hereof, there are no preferred shares issued and outstanding. The preferred shares of each series shall, with respect to payments of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the common shares and the shares of any other class ranking junior to the preferred shares.

B.      Principal Shareholders

No persons or company, to the knowledge of the directors and officers of the Corporation, beneficially owns directly or indirectly, or exercise control or direction over more than 10% of any class of voting securities of the Corporation and the approximate number and percentage of voting rights attaching thereto. Information as to shares beneficially owned, directly or indirectly, by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

The directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, 7,901,334 common shares representing approximately 8.2% of the issued and outstanding common shares at the date hereof.

RECORD DATE

Each person who is a holder of common shares of the Corporation of record at the close of business on August 14, 2006 (the “Record Date”) will be entitled to notice of, and to attend and vote at, the Meeting; except to the extent such a shareholder transfers the ownership of any of such holder’s shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than ten days before the Meeting, that such transferee’s name be included in the list of shareholders entitled to vote at the Meeting, such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS
IN MATTERS TO BE ACTED UPON

No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been since the adirector,senior commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subsections (a) or (b) above.

EXECUTIVE COMPENSATION -
STATEMENT OF EXECUTIVE COMPENSATION

A.    Compensation of Executive Officers

As at May 31, 2006 the Corporation has four named executive officers. Dr. Albert D. Friesen is the President, Chairman, and Chief Executive Officer, Moray Merchant is the Vice President, Market and Business Development, Dawson Reimer is the Vice President, Operations and Derek G. Reimer, is the Chief Financial Officer and Secretary of the Corporation. Dr. Friesen did not receive direct cash compensation or any other form of compensation, other than a car allowance, for services rendered during the fiscal year beginning June 1, 2005 and ending May 31, 2006. On October 1, 2005, a one year consulting contract was entered into with A.D. Friesen Enterprises Ltd. Dr. Friesen provides his management services to the Corporation through A.D. Friesen Enterprises Ltd., a private consulting corporation owned by Dr. Friesen. This agreement, pays A.D. Friesen Enterprises Ltd. an annual consulting fee of $200,000 payable in monthly installments. Dr. Friesen is also eligible for grants of incentive stock options and bonuses, if certain objectives between the Board and Dr. Friesen are met, as determined annually by the Board.

The following table provides a summary of all compensation earned by the executive officers of the Corporation for the fiscal year ended May 31, 2006.

	ANNUAL COMPENSATION				LONG TERM COMPENSATION
						Restricted Shares	Long Term
Name and	Fiscal			Other Annual	Securities Under	or Restricted	Incentive Plan	All Other
Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)	SARs Granted (#)	Share Units	Payouts ($)	Compensation ($)
Albert D. Friesen, PhD,	2006	Nil(1)	Nil	6,000(4)	150,000	Nil	Nil	Nil
President, Chief Executive	2005	Nil	Nil	6,000	Nil	Nil	Nil	Nil
Officer, and Chairman	2004	Nil	Nil	6,000	100,000	Nil	Nil	Nil
Moray Merchant, MBA,	2006	158,333	Nil	Nil	25,000	Nil	Nil	Nil
Vice President, Market	2005	141,250	Nil	Nil	100,000	Nil	Nil	Nil
and Business Development	2004	90,865(2)	Nil	Nil	100,000	Nil	Nil	Nil
Dawson Reimer	2006	84.167	Nil	Nil	65,000	Nil	Nil	Nil
Vice President, Operations	2005	77,958 (3)	Nil	Nil	Nil	Nil	Nil	Nil
Derek G. Reimer, CA,	2006	108,333	Nil	Nil	45,000	Nil	Nil	Nil
Chief Financial Officer	2005	97,084	Nil	Nil	Nil	Nil	Nil	Nil
and Secretary	2004	90,915	Nil	Nil	30,000	Nil	Nil	Nil

(1)

Albert D. Friesen was paid an aggregate of $200,000 by A.D. Friesen Enterprises Ltd. to provide services to the Corporation. See “Executive Compensation – Statement of Executive Compensation- Compensation of Executive Officers”. See Section “Interest of Insiders in Material Transactions” for more information on these and other contracts.

(2)

Moray Merchant joined the Corporation as its Vice President, Market and Business Development on September 22, 2003. Mr. Merchant is also eligible for bonuses, if certain objectives between the Board and Mr. Merchant are met, as determined by the Board.

(3)	Dawson Reimer was appointed Vice President, Operations of the Corporation on June 1, 2004. Mr. Reimer was previously the Director of Operations with the Corporation.

(4)	Albert D. Friesen received a monthly car allowance of $500.

B.      Incentive Stock Options

The Corporation has established an Incentive Stock Option Plan (the “Plan”) for its directors, key officers, employees and consultants. Options granted pursuant to the Plan will not exceed a term of ten years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory, including stock exchange, policies. Each option entitles the holder thereof to purchase one common share of the Corporation on the terms set forth in the Plan and in such purchaser’s specific less than the closing price of the Corporation’s shares on the TSX on the last trading day immediately preceding the day on which the option is granted.

The following table provides a summary of outstanding stock options and securities available for issuance under the plan as at May 31, 2006.

NUMBER OF SECURITIES REMAINING
	NUMBER OF SECURITIES TO	WEIGHTED AVERAGE	AVAILABLE FOR FUTURE ISSUANCE
	BE ISSUED UPON EXERCISE	EXERCISE PRICE OF	UNDER EQUITY COMPENSATION PLANS
	OF OUTSTANDING OPTIONS,	OUTSTANDING OPTIONS,	(EXCLUDING ALL SECURITIES REFLECTED
PLAN CATEGORY	WARRANT AND RIGHTS (a)	WARRANTS AND RIGHTS (B)	IN COLUMN (A))
Stock Option Plan	3,000,028	$1.26	2,954,667

Equity compensation
plans not approved
by shareholders	Not applicable	Not applicable	Not applicable
Total	3,000,028	$1.26	2,954,667

The number of common shares allocated to the Plan, the exercise period for the options (not to exceed ten years), and the vesting provisions for the options will be determined by the board of directors of the Corporation from time to time. The aggregate number of shares reserved for issuance under the Plan, together with any other employee stock option plans, options for services and employee stock purchase plans, is currently a maximum of 7,200,000 of the issued and outstanding shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding shares.

The common shares issued pursuant to the exercise of options, when fully paid for by a participant, are not included in the calculation of common shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease within a specified period of time, depending on the category of participant under the Plan, not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

During the period from June 1, 2005 to May 31, 2006 options to purchase 1,008,000 common shares, representing 1.1% of the common shares outstanding, were granted under the plan at exercise prices ranging from $1.19 to $2.75. Details of incentive stock options granted during the fiscal year ended May 31, 2006 by named executive officers are shown in the table set out below. During the fiscal year ended May 31, 2006, certain directors were granted a total of 245,000 options (excluding Albert D. Friesen – see below), with an exercise price of $1.65. These options expire on December 6, 2015. During the financial year ended May 31, 2006 no stock appreciation rights (“SARs”) were granted to named executive officers and, as at May 31, 2006, no SARs were outstanding.

OPTION GRANTS DURING LAST FISCAL YEAR

				MARKET VALUE OF
		% OF TOTAL		SECURITIES
		OPTIONS GRANTED		UNDERLYING OPTIONS
	SECURITIES UNDER	TO EMPLOYEES	EXERCISAE PRICE	ON THE DATE OF
NAME	OPTIONS	IN FINANCIAL YEAR	($/SECURITY)	GRANT ($/SECURITY)	EXPIRATION DATE
Albert D. Friesen, PhD,	150,000	42.25%	$1.65	$1.65	December 6, 2015
President, Chief
Executive Officer,
and Chairman
Moray Merchant, MBA,	25,000	7.04%	$1.65	$1.65	December 6, 2015
Vice President,
Market and Business
Development
Dawson Reimer	65,000	18.31%	$1.65	$1.65	December 6, 2015
Vice President,
Operations
Derek G. Reimer, CA,	45,000	12.68%	$1.65	$1.65	December 6, 2015
Chief Financial Officer
and Secretary

C.      Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of incentive stock options during the fiscal year ended May 31, 2006 by named executive officers and the fiscal year-end value of unexercised options on an aggregate basis:

VALUE OF UNEXERCISED
			UNEXERCISED OPTIONS	IN-THE-MONEY OPTIONS
			AT FISCAL YEAR-END (#)	AT FISCAL YEAR-END ($)
	SECURITIES ACQUIRED	VALUE	EXERCISABLE/	EXERCISABLEe/
NAME	ON EXERCISE (#)	REALIZED ($)	UNEXERCISABLE	UNEXERCISABLEe
Albert D. Friesen, PhD	Nil	Nil	66,667/183,333	$4,667/$9,833
President, Chief
Executive Officer,
and Chairman
Moray Merchant, MBA,	Nil	Nil	100,000/125,000	$22,666/$41,584
Vice President,
Market and Business
Development
Dawson Reimer,	Nil	Nil	33,333/81,667	$9,400/$7,950
Vice President,
Operations
Derek G. Reimer, CA,	Nil	Nil	110,000/55,000	$82,400/$2,950
Chief Financial Officer
and Secretary

D. Pension Plans

The Corporation does not provide retirement benefits for directors or officers.

E. Employment and Consulting Contracts of Executive Officers

The Corporation has a consulting agreement whereby Dr. Albert D. Friesen, through his personal consulting company, A.D. Friesen Enterprises Ltd., provides management services to the Corporation. Pursuant to this agreement, Dr. Friesen serves the Corporation as President, Chairman and Chief Executive Officer in consideration for consulting fees of $200,000 annually, payable in equal monthly installments. The agreement is subject to a one year term ending on September 30, 2006. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions. Dr. Friesen is also entitled to 24 months of severance payments in the event of termination or voluntary resignation after a specified change in control. Dr. Friesen’s stock option agreements under the Plan provide that the vesting and exercisability of his options will accelerate in full in the event his employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control. Moray Merchant serves the Corporation as Vice President, Market and Business Development in consideration for an annual salary of $170,000 payable in equal semi-monthly installments. Mr. Merchant is also eligible for bonuses, if certain objectives between the Board and Mr. Merchant are met, as determined by the Board. Mr. Merchant is also entitled to 12 months of severance payments in the event of termination or voluntary resignation after a specified change in control. Mr. Merchant’s stock option agreements under the Plan provide that the vesting and exercisability of his options will accelerate in full in the event his employment is terminated or voluntarily terminated for specified reasons within 60 days after a specified change in control.

Dawson Reimer serves the Corporation as Vice President, Operations in consideration for an annual salary of $90,000 payable in equal semi-monthly installments. In the event of a change in control, Mr. Reimer is entitled to the same terms as Mr. Merchant. Derek G. Reimer serves the Corporation as Chief Financial Officer and Secretary in consideration for an annual salary of $120,000 payable in equal semi-monthly installments. In the event of a change in control, Mr. Reimer is entitled to the same terms as Mr. Merchant.

F. Compensation of Directors

The Corporation provides $1,500 per quarterly meeting personally attended and $750 per quarterly meeting attended via telephone and $750 per committee meeting, in cash compensation, to those of its directors who are not “insiders” (as that term is defined in Part XI of The Securities Act ( Manitoba)) of the Corporation other than by virtue of the fact that they are directors of the Corporation. The Corporation does not provide any cash compensation for its directors who are also insiders (as that term is defined in Part XI of The Securities Act ( Manitoba)) of the Corporation for their services as directors. The Corporation has also issued stock options to its directors. See “Executive Compensation – Statement of Executive Compensation - Incentive Stock Options”.

G. Composition of the Executive Compensation, Nominating and Corporate Governance Committee

The Executive Compensation, Nominating and Corporate Governance Committee is comprised of the following individuals:

                Dr. Arnold Naimark
                Gerald McDole
                Peter Quick
                Kishore Kapoor

H.      Report on Executive Compensation

The Executive Compensation, Nominating and Corporate Governance Committee is responsible for reviewing the Corporation’s compensation policies and the compensation of the Corporation’s executive officers. The Executive Compensation, Nominating and Corporate Governance Committee makes recommendations to the board of directors of the Corporation, which has final approval on such matters.

The Corporation’s compensation policies are intended to attract, retain, motivate and reward qualified, experienced and key executive officers who will contribute to the success of the Corporation. In determining the compensation packages for executive officers, the Executive Compensation, Nominating and Corporate Governance Committee assesses the responsibility and experience required for the position to ensure that it reflects the contribution expected from each executive officer. The level of compensation paid to each executive is based, in part, on the executive’s overall experience, responsibility and performance. The Executive Compensation, Nominating and Corporate Governance Committee also intends for the compensation packages of executive officers to be competitive with compensation packages offered by other biotechnology companies.

The Corporation has established an incentive stock option plan for its directors, key officers, employees and consultants. Options are granted to executive officers on the basis of position and performance and are designed to align the long-term interests of executive officers with the long-term interests of shareholders and long-term objectives of the Corporation. The Corporation may also provide annual incentive compensation to the executive officers through bonus arrangements. Awards are contingent upon the achievement of corporate and individual objectives determined by the board of directors.

The Executive Compensation, Nominating and Corporate Governance Committee considers with particular care the compensation of the Corporation’s Chairman, Chief Executive Officer and President and recommends such compensation for approval. The Corporation’s Chairman, Chief Executive Officer and President’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Executive Compensation, Nominating and Corporate Governance Committee recommends such compensation to the Board for approval. Overall, the Committee bases its compensation decision on evidence that the Chief Executive Officer is providing leadership to improve shareholder value in both the short and long term. Dr. Albert D. Friesen is the Chairman, Chief Executive Officer and President of the Corporation.

Presented by the Executive Compensation, Nominating and Corporate Governance Committee

                Dr. Arnold Naimark (Chairperson)
                Gerald McDole
                Peter Quick
                Kishore Kapoor

I.       Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation since May 31, 2001(1) to the cumulative total return of the S&P/TSX Composite Index, with the 2001 value of each date series set at 100.

COMPARATIVE PERFORMANCE CHART

	2001	2002	2003	2004	2005	2006
Medicure Inc.	100	49	75	185	103	170
S&P/TSX Composite Index	100	94	84	103	118	144

(1)
The Corporation began operations in 1997 and its common shares were listed on the Alberta Stock Exchange (a predecessor of the Canadian Venture Exchange (now the TSX Venture Exchange)) on November 22, 1999 to March 14, 2002. The Corporation commenced trading on the TSX on March 15, 2002 to the present. The above results are for the period commencing May 31, 2001 to May 31, 2006.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers, or senior officers or employees of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the last completed fiscal year of the Corporation ended May 31, 2006, none of the proposed nominees for election as directors of the Corporation and none of the associates of such persons are or have been indebted to the Corporation at any time during such periods. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a leasing company, Waverley Business and Science Centre Inc. which entered into a lease with the Corporation as of March 1, 2002 and subsequently amended on March 1, 2005. Pursuant to this agreement, the Corporation leases approximately 4,000 square feet of office space from Waverley Business and Science Centre Inc. for minimum annual rental payments of $44,264. The agreement is for a five year term, expiring on February 28, 2007.

Dr. Friesen, a director, the Chairman, the President and the Chief Executive Officer of the Corporation also owns a personal consulting company, A.D. Friesen Enterprises Ltd. which entered into a consulting contract with the Corporation as of October 1, 2005. Pursuant to this agreement, Dr. Friesen serves the Corporation as President and Chief Executive Officer in consideration for an annual salary of $200,000 payable in equal monthly installments. The agreement is for a one year term ending on September 30, 2006. The agreement can be terminated by the Corporation or Dr. Friesen at any time prior to the expiry date, however, if the Corporation terminates the agreement without cause, it must pay Dr. Friesen for the remainder of the term. The agreement contains standard non-competition and non-solicitation provisions.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Financial Statements

The board of directors of the Corporation has approved the financial statements for the year ending May 31, 2006, and the auditors’ report thereon.

B. Election of Directors

The present term of office of each director will expire immediately prior to the election of directors at the Meeting. It is proposed that each of the persons whose name appears hereunder be elected as a director of the Corporation to serve until the close of the next annual meeting of shareholders or until his successor is elected or appointed. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of such persons as directors of the Corporation, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority shall be exercised to vote the shares represented by such proxies for the election of such other person or persons as directors nominated in accordance with the best judgement of management. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

NAME AND PRESENT	COMMON		PRINCIPAL OCCUPATION
POSITION WITH	SHARES	DIRECTOR	DURING THE LAST
THE CORPORATION	HELD	SINCE	FIVE YEARS
Dr. Albert D. Friesen, Winnipeg, Manitoba, Canada, President, Chief Executive Officer, Chairman and a Director	7,662,099 (7.98%)	Jun. 10/98

Dr. Friesen is President, Chief Executive Officer, Chairman and a Director of the Corporation. Dr. Friesen is also currently the President and Chairman of Genesys Venture Inc., a biotech incubator, based in Winnipeg, that he founded in 1997. He was President and Director of Viventia Biotech Inc. (formerly Novopharm Biotech Inc.), a TSX listed company, from August 1995 to July 1998.

Dr. Arnold Naimark,(1) Director, Winnipeg, Manitoba, Canada	Nil	Feb. 28/00

Dr. Naimark is currently Professor of Medicine and Physiology at the University of Manitoba, the Director of the Centre for the Advancement of Medicine and the founding Chair of the Canadian Health Services Research Foundation and the Canadian Biotechnology Advisory Committee.

Gerald P. McDole,(1) Director, Mississuaga, Ontario, Canada	10,000 (0.01%)	Jan. 16/04

Mr. McDole is currently a director of several Canadian healthcare companies. Mr. McDole recently retired as President and CEO of AstraZeneca Canada Inc.’s pharmaceutical operations. Prior to this, Mr. McDole was president and CEO of Astra Pharma Inc., a position he assumed in 1985 after having served as Executive Vice-President.

Peter Quick,(1) Director, Mill Neck, New York, USA	Nil	Nov. 29/05

Mr. Quick currently serves on the Board of Directors for Reckson Associates, the Board of Directors for Fund For The Poor, the Board of Governors of St. Francis Hospital on Long Island, and the National Selection Committee for the Jefferson Scholars Program of the University of Virginia. Mr. Quick is past President and CEO of Quick & Reilly, Inc. and a former President of the Amex. Mr. Quick has also served on the Board of Governors of the Chicago Stock Exchange and as Chairman of the Midwest Securities Trust Company.

Kishore Kapoor,(1) Director, Winnipeg, Manitoba, Canada	Nil	Jun. 28/06

Mr. Kapoor is a Corporate Director. He is currently a director of Manitoba Telecom Services Inc. Mr. Kapoor is past Executive Vice-President Corporate Development of Loring Ward International Ltd., which was formed to hold the U.S. operations of Assante Corporation, a company which provides wealth and asset management services. As one of the founders of Assante Corporation, Mr. Kapoor was its Executive Vice-President Corporate Development from March 1994 to November 2003.

(1) Member of the Audit and Finance Committee and the Executive Compensation, Nominating and Corporate Governance Committee.

CORPORATE GOVERNANCE

The board of directors of the Corporation believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Corporation. The system of corporate governance should reflect the Corporation’s particular circumstances, having always as its ultimate objective, the best long-term interests of the Corporation and the enhancement of value for all shareholders. Since the Corporation is listed on the TSX and Amex, the Corporation is also required to comply with the corporate governance rules and guidelines of both the TSX and Amex, as well as the rules of both Canadian and securities regulators.

The TSX and National Instrument 58-101 Disclosure of Corporate Governance Practices require that listed companies disclose their policies with respect to corporate governance in their annual reports or information circulars. This disclosure must be made with reference to the corporate governance guidelines of National Policy 58-201 Corporate Governance Guidelines (the “Guidelines”). The Corporation’s board of directors has reviewed the Guidelines and the Corporation’s own corporate governance practices. See “Particulars of Matters to be Acted Upon – Corporate Governance Guidelines”, in which the Corporation’s policies are compared to the Guidelines, which indicates and explains the Corporation’s corporate governance system and its adherence to the Guidelines.

Amex recently introduced new corporate governance requirements (the “Amex Requirements”). The Corporation has evaluated and reviewed those requirements to ensure that the Corporation meets the best practices of Amex. The Corporation has adopted a Code of Ethics that applies to all of its directors, officers and employees which is required under the new Amex Requirements.

Effective June 30, 2005, the Canadian Securities Administrators have adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Corporation to disclose its corporate governance practices. These new rules replace the 14 corporate governance guidelines of the TSX.

In addition, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”) introduced extensive corporate governance and disclosure reforms in the United States. These also apply to the Corporation as its securities are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and are listed on a United States stock exchange.

The Corporation’s corporate governance policies and practices are compared to the Amex Requirements and the Sarbanes-Oxley rules. See “Particulars of Matters to be Acted Upon – Corporate Governance Guidelines”.

Based on its review of these corporate governance requirements, the Corporation believes that it complies with all corporate governance rules now applicable to it and intends to comply with any new or additional corporate governance standards that will be applicable to the Corporation in the future.

INDEPENDENCE OF BOARD OF DIRECTORS

Each of the Guidelines, the Amex Requirements and Sarbanes-Oxley requirements contain provisions respecting the independence of the boards of directors of companies. Under the Sarbanes-Oxley and Amex rules and under the Guidelines, an independent director is determined based upon certain criteria, which evaluate whether the director has a relationship with the company that would interfere with the exercise of the director’s independent business judgement. At present, if the nominees for election as directors are approved at the Meeting, four out of five of the Corporation’s directors would be considered independent under these rules.

AUDIT COMMITTEE

The Audit and Finance Committee oversees the Corporation’s financial reporting process on behalf of the board of directors. Management has the responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed the audited consolidated financial statements included in the Corporation’s annual report for the year ended May 31, 2006 (the “Annual Report”) with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.

The Audit and Finance Committee reviewed the audited consolidated financial statements included in the Annual Report with the Corporation’s independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with Canadian generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation’s accounting principles and such other matters as are required to be discussed with the Audit and Finance Committee under Canadian generally accepted auditing standards. In addition, the Audit and Finance Committee has discussed with the independent auditors the auditors’ independence from management and the Corporation including the matters in the written disclosures provided to the Audit and Finance Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

The Audit and Finance Committee discussed with the Corporation’s independent auditors the overall scope and plans for their audit. The Audit and Finance Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of the Corporation’s internal controls, and the overall quality of the Corporation’s financial reporting. The Audit and Finance Committee held five meetings during the year ended May 31, 2006. In reliance on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the board of directors (and the board of directors has approved) that the audited consolidated financial statements be included in the Annual Report for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. The Audit and Finance Committee and the board of directors have also recommended, subject to Shareholder approval, the selection of the Corporation’s independent auditor for the upcoming financial year.

For more information about the Audit and Finance Committee as required by Part 5 of Multilateral Instrument 52-110, see pages 48 and 73 in our Form 20-F.

Report Submitted by the Audit and Finance Committee

Kishore Kapoor	Dr. Arnold Naimark	Gerald P. McDole	Peter Quick
CHAIRPERSON

C. Appointment of Auditors

Management proposes to nominate KPMG LLP (“KPMG”), Chartered Accountants, of nnipeg, Manitoba, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG LLP was first appointed auditor of the Corporation on August 15, 2000. It is intended that on any ballot that may be called relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMg as auditors of the Corporation, unless a shareholder has specified in his proxy that his or her shares are to be withheld from voting in the appointment of auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

D. Remuneration of Auditors

In the past, the directors have negotiated with the auditors of the Corporation on an arm’s length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services. Accordingly, on any ballot that may be called for relating to the authorization of the directors to fix the remuneration of the auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the resolution authorizing the directors to fix the remuneration of the auditors, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting on the authorization of the directors to fix the remuneration of the auditors. In order to be effective, an ordinary resolution requires the approval by a majority of the votes cast by shareholders who vote in respect of the resolution.

E. Directors’ and Officers’ Insurance

Under the Corporation’s by-laws, the Corporation indemnifies its officers and directors to the extent permitted by the Canada Business Corporations Act. The Corporation has purchased insurance permitted under subsection 124(6) of that Act for the benefit of its directors and officers in respect of certain liabilities, which may be incurred by them in such capacities.

The above mentioned insurance provides coverage of $5,000,000 per loss and $5,000,000 in the aggregate for claims made anywhere in the world, subject to a deductible up to $150,000 per corporate loss. The annual premium for the policy is $76,477 and has been paid by the Corporation.

F. Auditor Independence

KPMG is the auditor of the Corporation and provides financial advisory and other non-audit services to the Corporation and its subsidiaries. The Audit and Finance Committee of the Corporation has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Corporation for audit and other services provided by KPMG during 2006 and 2005 were:

2006	2005
$ 54,835	$ 26,240	Audit Fees
$ 64,542	$ –	Audit-related Fees
$ 71,292	$ 13,200	Non-audit Fees
$ 190,669	$ 39,440	total Fees

G. Other Business

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

H.       Corporate Governance Guidelines

CORPORATE COVERNANCE
DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS

1. (a) Disclose the identity of Directors who are independent.	Yes

The Executive Compensation, Nominating and Corporate Governance Committee has reviewed the independence of each Director on the basis of the definition in section 1.4 of MI 52-110, as amended. A director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 4 out of 5 of the nominees proposed by Management for election to the Board are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

Dr. Arnold Naimark
Gerald McDole
Peter Quick
Kishore Kapoor

(b) Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Yes

The Executive Compensation, Nominating and Corporate Governance Committee has determined, after reviewing the roles and relationships of each of the Directors, that the following 1 out of 5 members of the Board are not independent from the Company:

Dr. Albert D. Friesen, President and CEO

(c) Disclose whether or not a majority of the Directors are independent.	Yes	Four are of independent of the Corporation.

(d) If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other Director and the other issuer.

Yes

Dr. Albert D. Friesen: Chairman and Director of Kane Biotech Inc., Miraculins Inc. and Waverley Biotech Inc.

Gerald McDole: Director of Paladin Labs Inc., Cipher Pharmaceuticals Inc. and NeuroMedix Inc.

Peter Quick: Director of Reckson Associates Realty Corp.

Kishore Kapoor: Director of Manitoba Telecom Services Inc.

CORPORATE COVERNANCE
DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS

(e) Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held during the most recently completed fiscal year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

Yes

During regularly scheduled Board and committee meetings, the independent Directors are given the opportunity to meet separately from management and the non-independent director if the need arises. There was one meeting of the independent Directors with the independent auditor in the financial year ended May 31, 2006. Board committees are entirely composed of independent Directors and meet without management when required.

(f) Disclose whether or not the chair of the Board is an independent Director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	No

The chair of the Board is not independent. The chair is Dr. Albert D. Friesen, President and CEO of the Corporation. However, the Board believes that it is important to support the independence of the Board from management. Accordingly, the Board has put other structures in place to support the independence of the Board, including the formalization of the leadership positions played by the chair of the Executive Compensation, Nominating, and Corporate Governance Committee and the chair of the Audit and Finance Committee. In addition, the independent directors may meet separately from management as required.

(g) Disclose the attendance record of each Director for all board meetings held since the beginning of the most recently completed financial year.	Yes

Dr. Albert D. Friesen: 8 of 8 meetings
Dr. Arnold Naimark: 8 of 8 meetings
Dr. William A. Cochrane: 6 of 7 meetings(1)
Gerald McDole: 8 of 8 meetings
Peter Quick: 4 of 4 meetings(2)
Kishore Kapoor: 1 of 1 meeting(3)

(1) Dr. Cochrane resigned from the Board on June 28, 2006.
(2) Mr. Quick did not join the Board until November 29, 2005.
(3) Mr. Kapoor did not join the Board until June 28, 2006.

2. Disclose the text of the board’s written mandate.	Yes	Please refer to Schedule “A” for the written mandate of the Board of Directors.
3. (a) Disclose whether or not the board has developed written position description for the chair and the chair of each board committee.	Yes

The Board has developed written position descriptions for the Chairman of the Board, as well as for the Chairman of the Audit and Finance Committee and the Chairman of the Executive Compensation, Nominating and Corporate Governance Committee. Their duties reflect the responsibilities of the committees whose charters are available on the Corporation’s Web site (www.medicure.com).

CORPORATE COVERNANCE
DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	Yes

The CEO’s duties and responsibilities have gradually evolved through continued interactions and consulting with the Board. The Executive Compensation, Nominating and Corporate Governance Committee reviews and discusses the CEO’s objectives which include: management of the corporation including its physical, financial, and human resources and maximizing of shareholder value. Performance of the CEO is assessed based on the achievement of the corporate objectives and strategic plans.

4. (a) Briefly describe what measures the board takes to orient new members regarding

The Board has an orientation program in place for new Directors which the Board feels is appropriate having regard to the current makeup of the Board. Each Director receives relevant corporate and business information on the Company, the Board of Directors, and its Committees. The Directors regularly meet with Management and are given periodic presentations on relevant business issues and developments.

(i) the role of the board, its committees and its Directors, and	Yes
(ii) the nature and operation of the issuer’s business	Yes
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its Directors.	Yes	Presentations are made to the Board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.
5. (a) Disclose whether or not the board has adopted a written code for its Directors, officers and employees. If the board has adopted a written code:	Yes

The Company’s Board of Directors has adopted a Code of Ethics applicable to directors, officers and employees, copies of which are available on the Corporation’s Web site (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.  The Executive Compensation, Nominating and Corporate Governance Committee regularly monitors compliance with the Code and also ensures that Management encourages and promotes a culture of ethical business conduct.

(i) disclose how an interested party may obtain a copy of the written code;	Yes
(ii) describe how the board monitors compliance with its code; and	Yes	The Corporation has developed and the Board has approved various corporate policies, including the Disclosure Policy and the Whistleblower Policy.

CORPORATE COVERNANCE
DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS

(iii) provide a cross-reference to any material report(s) filed since the beginning of most recently completed fiscal year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

	Yes	The Board has not granted any waiver of the Code of Ethics in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b) describe any steps the board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

Yes

The Executive Compensation, Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(c) describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Corporation’s Board of Directors has adopted a Code of Ethics applicable to directors, officers and employees.
6 (a) Describe the process by which the board identifies new candidates for board nomination;	Yes

This responsibility has been assigned to the Executive Compensation, Nominating and Corporate Governance Committee, each of which is comprised of four Directors, all of whom have been determined by the Board to be independent. The purpose of the Executive Compensation, Nominating and Corporate Governance Committee is, amongst other things, to identify and recommend individuals to the Board for nomination to the Board as members of the Board and its committees.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent Directors; and	Yes
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes

The Charter of the Executive Compensation, Nominating and Corporate Governance Committee is available on the Corporation’s Web site (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

For purposes of filling vacancies on the Board, the Executive Compensation, Nominating and Corporate Governance Committee would recommend nominees to the Board, review the qualifications of prospective and determine their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.

CORPORATE COVERNANCE
DISCLOSURE REQUIREMENT	COMPLIANCE	COMMENTS
7. (a) Describe the process by which the board determines the compensation for the Corporation’s directors and officers;	Yes

The Executive Compensation, Nominating and Corporate Governance Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-executive Directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence. The Committee regularly reviews the compensation practices of comparable companies with a view to align the Corporation’s non-executive Directors’ compensation with a comparator group median. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors. The Board has appointed the Executive Compensation, Nominating and Corporate Governance Committee and assigned to it responsibility for recommendingemployedcompensationby the Corporationforofficers to the Board. CEO compensation is approved by the Committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent Directors; and	Yes	The Executive Compensation, Nominating and Corporate Governance Committee is comprised of four Directors, all of whom have been affirmatively determined by the Board to be independent.
(c) If the board has a compensation committtee, describe the responsibilities, powers and operation of the compensation committee.	Yes

The Executive Compensation, Nominating and Corporate Governance Committee Charter is available on the Corporation’s Web site (www.medicure.com). A copy may also be obtained upon request to the Secretary of the Corporation at its head office, 4-1200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.The duties and responsiblities of the Executive Compensation, Nominating and Corporate Governance Committee include regularly reviewing the compensation principles and practices followed by the Corporation.

8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not applicable	The Corporation does not have any board committees other than the Audit and Finance and Executive Compensation, Nominating and Corporate Governance Committees.

9. Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessements are regularly conducted, describe the process used for the assessments.

Yes

The Executive Compensation, Nominating and Corporate Governance Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

ADDITIONAL INFORMATION

Additional information regarding the Corporation can be obtained on SEDAR (www.sedar.com). Shareholders requesting copies of the Corporation’s most recent financial statements and MD&A can contact the Secretary of the Corporation at 200 Waverley Street, Winnipeg, Manitoba, R3T 0P4.

Financial information regarding the Corporation is contained in the Corporation’s comparative annual financial statements for the year ended May 31, 2006, as well as in the Corporation’s most recent MD&A.

CERTIFICATE

The contents and the distribution of this information circular have been approved by the board of directors of the Corporation.

DATED at the City of Winnipeg, in the Province of Name Manitoba this 14th day of August, 2006.

(Signed) “Albert D. Friesen”
Dr. Albert D. Friesen,
CEO, CHAIRMAN AND PRESIDENT

Schedule A

MEDICURE INC. BOARD OF DIRECTORS’ MANDATE

The Board of Directors (the “Board) of Medicure Inc. (the “Company”) is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company, in accordance with applicable law, the Company’s Bylaws and applicable rules and regulations of the Toronto Stock Exchange and the American Stock Exchange.

The Board is elected by the shareholders and represents all shareholders’ interests in continuously creating shareholder value.

The following is the mandate of the Board.

  Advocate and support the best interests of the Company.
  Review and approve strategic, business and capital plans for the Company and monitor management’s execution of such plans.
  Review whether specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.
  Review the principal risks of the Company’s business and pursue the implementation by management of appropriate systems to manage such risks.
  Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken if performance falls short of goals.
  Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements.
  Select, evaluate, and compensate the President and Chief Executive Officer (“CEO”).
  Annually review appropriate senior management compensation programs.
  Adopt a disclosure policy for the Company and monitor the practices of management against the Company’s disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Company.
  Monitor safety and environmental programs.
  Monitor the development and implementation of programs for management succession and development (including appointing, training and monitoring senior management).
  Approve selection criteria for new candidates for directorship.
  Provide new directors with a comprehensive orientation, and provide all directors with continuing education opportunities.
  Assure shareholders of conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities, and conformity with financial statements).
  Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director.
  Establish the necessary committees to monitor the Company.
  Provide advice to and act as a sounding board for the President and CEO.
  Discharge such other duties as may be required in the good stewardship of the Company.
  To the extent feasible, ensure that the President and CEO and other executive officers create a culture of integrity throughout the Company.
  Adopt a strategic planning process and approve, on at least an annual basis, a strategic plan, which takes into account, among other things, the opportunities and risks of the business.
  Develop the Company’s internal control and management information systems.
  Develop the Company’s approach to corporate governance, including the development of a set of corporate governance principles and guidelines that are specifically applicable to the Company.
  Permit stakeholders to provide feedback to at least one independent Director annually at the Company’s Annual General Meeting.

Members of the Board of Directors are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board shall review and reassess the adequacy of this Mandate at least annually and otherwise, as it deems appropriate. The performance of the Board shall be evaluated with reference to this Mandate annually.

The Board shall ensure that this Mandate is disclosed on the Company’s website (www.medicure.com) and that this Mandate or a summary of it which has been approved by the Board is disclosed in accordance with all applicable securities laws or regulatory requirements.

Medicure Inc.
4-1200 Waverley Street	Phone / 204 487 7412	Email / info@medicure.com
Winnipeg, Manitoba	Fax / 204 488 9823	Web / www.medicure.com
R3T 0P4 CANADA	Toll Free / 1 888 435 2220